UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Appeal against the Israeli District Court's decision to dismiss the Application for Certification of a Class Action regarding Environmental Hazards to the area of Bokek Stream

Item 1

Appeal against the Israeli District Court's decision to dismiss the Application for Certification of a Class
Action regarding Environmental Hazards to the area of Bokek Stream

Further to the Company's immediate report dated April 25, 2022 (Reference no: 2022-02-050476), regarding the Be'er Sheva District Court decision to dismiss with prejudice the application for certification of a class action (the "Application for Certification") that was filed in March 2018 against the Company’s subsidiaries, Rotem Amfert Negev Ltd. and Periclase Dead Sea Ltd., requesting compensation for alleged environmental hazards in the area of the Bokek stream, the Company hereby reports that on June 27, 2022, the plaintiffs filed an appeal with the Israeli Supreme Court against the Be'er Sheva District Court's decision to dismiss the Application for Certification.

For additional information regarding the Application for Certification, see Note 18 to the Company’s Consolidated Annual Financial Statements for 2021 filed on February 23, 2022 (Ref No: 2022-02-018666).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: June 28, 2022